EXHIBIT 14(a).1.



                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS



We hereby consent to the inclusion in the Annual Report on Form 20-F of Tefron Ltd. ("Tefron") for the fiscal year ended December 31, 2003 of our report dated March 14, 2004, on the financial statements of Tefron, which are included in the Form 20-F of Tefron and the incorporation by reference in the registration statement on Form S-8 (No. 333-111932).

We also consent to the reference to our firm in Tefron's above referenced annual report under the caption "Selected Financial Data".


/s/ Kost Forer Gabbay and Kasierer
--------------------------
Kost Forer Gabbay & Kasierer
Certified Public Accountants (Isr.)
A Member of Ernst & Young Global